arcelor

Press release

Arcelor acquires controlling stake in Brazilian stainless steel producer Acesita

Luxembourg, October 27, 2005 - On October 26, 2005, Arcelor agreed with the Brazilian pension fund Fundação Sistel de Seguridade Social ("Sistel") to acquire the 12% of the voting capital of Acesita held by Sistel for R$45 per share. As a result, Arcelor will become the controlling shareholder of Acesita, holding 76% of the common (voting) shares of Acesita and 40 percent of the total capital of that company.

The move follows the agreement, on October 6, 2005, with Previ and Petros, two other Brazilian pension funds to acquire common shares representing 25% of the Brazilian stainless steel producer's voting capital and 8% of its total capital for R$ 45 per share.

In accordance with Brazilian law, Arcelor will launch a "tag along" tender offer for the acquisition of the remaining common shares issued by Acesita for 80% of the average price paid to Previ, Petros and Sistel.

Acesita is one of the most competitive and profitable stainless steel producers in the world. The move is a reflection of Arcelor's longstanding commitment to Brazil, a high quality and low cost production base for steel products with attractive domestic and export markets.

Arcelor has been constantly strengthening its positions in Brazil and Argentina since its inception in 2002, becoming Latin America's leading steel producer. The company is one of the largest global producers of flat stainless steel products with major operations in Europe and in Brazil and a global market presence.

The closing of the Acquisition is subject to the approval of the Brazilian *Secretaria de Previdência Complementar* (SPC) and from certain non-Brazilian anti-trust authorities.

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its customers. Arcelor employs 94,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Investor Relations
Martine Hue:
+352 4792 2151
00 800 4792 4792 (toll-free number from EU and Switzerland)
+33 1 41 25 98 98
E-mail:
investor.relations@arcelor.com

Arcelor S.A.
19, avenue de la Liberté
L-2930 Luxembourg
www.arcelor.com

arcelor

PRESS RELEASE

2005 THIRD QUARTER RESULTS

Excellent results in an adverse market environment and good prospects

- **Strong performance in a difficult market environment**
- **Consistent commercial policy**
- **Expansion in Latin America improves results and cost base**
- **Very strong results confirmed for 2005**
- **Priority to value creation**

Arcelor posts a remarkable EUR 1.1 billion EBITDA for the third quarter and EUR 4.5 billion for the first nine months of the year. This result was achieved in a context of adverse market conditions. The third quarter cumulated higher costs due to strong raw materials price increases, unfavourable market conditions due to excess inventories, weak demand and seasonal effects.

This performance clearly reflects the resilience of the "new Arcelor". It is essentially due to its product mix, its expansion in Brazil and Argentina, growth areas which combine low cost basis and high end markets.

Flat carbon steel prices reached their low point in September while shipments have started recovering with improved market conditions. Shipments and therefore production levels have continued to be adjusted to market needs and should increase only moderately during the last quarter except seasonality effects.

Furthermore, Arcelor is going to complete the creation and listing of *Arcelor Brasil* in November, combining flat carbon activities and long carbon steels. Finally, Arcelor has recently acquired control of Acesita, the sole South American stainless producer.

Luxembourg, October 27, 2005 – The board of directors of Arcelor met on October 26, 2005 under the chairmanship of Joseph Kinsch and reviewed the Group consolidated accounts for the third quarter of 2005.

Consolidated net result, Group share for the third quarter of 2005, was EUR 657 million, compared to EUR 629 million for the same period of last year.

Consolidated revenues for the Group for the first nine months of 2005 amounted to EUR 24,259 million compared to EUR 21,745 million for the same period last year (+6.7% on a comparable basis). **Net consolidated result**, Group share, was EUR 2,594 million for the first nine months of 2005, compared with EUR 1,494 million at September 30, 2004.

At EUR 7,481 million for the third quarter of 2005 compared to EUR 7,152 million for the same period last year, **consolidated revenues** increased by 4.6% (0.9% on a comparable basis). Despite a severe drop in shipped volumes, this evolution confirms the good resilience of average selling prices. Consolidated **gross operating result** for the third quarter amounted to EUR 1,122 million compared to EUR 1,098 million for the third quarter 2004, or a 15.0% margin against a 15.4% margin for the same period of 2004 showing good control of inventories and progression on management gains despite the strong slowdown in production. Gross operating results incorporate several non-recurring items (capital gains of EUR 96 million due to the disposal of the Spanish facilities).

Consolidated **gross operating result for the nine months** up to September 30th amounted to EUR 4,505 million or 18.6% margin compared to EUR 2,877 million or 13.2% for the same period of last year.

Quarterly consolidated operating result was EUR 800 million for the third quarter of 2005 versus EUR 835 million for the equivalent period last year, which corresponds to a 10.7% margin versus 11.7% respectively.

Consolidated operating result for the nine months up to September 30th amounted to EUR 3,4[illegible]3 million or 14.2% margin compared to EUR 2,072 million or 9.5% for the same period of last year.

After a financial result of EUR -62 million, a contribution from associates of EUR 90 million and income tax of EUR 87 million, consolidated quarterly net result, Group share was EUR 657 million compared to EUR 629 million for the same period last year.

Key Figures

In millions of euros	3rd Quarter 2004	3rd Quarter 2005	9 months 2004	9 months 2005
Revenue	7,152	7,481	21,745	24,259
Gross Operating Result	1,098	1,122	2,877	4,505
Operating Result	835	800	2,072	3,443
Net Result, Group share	629	657	1,494	2,594
Earnings per Share *(in €)*	1.09	1.07*	2.87	4.23**

**taking into account an average number of 639 774 327 of outstanding shares and excluding 25 561 531 treasury shares over the period*
***taking into account an average number of 639 774 327 of outstanding shares and excluding 26 180 522 treasury shares over the period*

Net Financial Debt

At EUR 1,428 million, **net financial debt** decreased by EUR 1,084 million at September 30, 2005 compared to EUR 2,512 million at December 31, 2004 and by EUR 385 million compared to June 30, 2005. The net debt-to-equity ratio (including minority interests) decreased to 0.09 from 0.12 at June 30, and 0.20 at December 31, 2004.

Cash-flow from operations amounted to EUR 2,911 million for the first nine months of the year to be compared with EUR 2,004 million for the first six months of 2005 and EUR 3,205 million for the full year 2004. This favourable evolution is explained by margin improvements and control of working capital requirements, mainly through management of inventory levels despite raw materials cost increases.

Capital expenditures at EUR 1,249 million (intangible, tangible) for the first nine months include the expansion of CST in Brazil.

In millions of euros	December 31, 2004	June 30, 2005	September 30, 2005
Shareholders' equity*	12,317	14,785	15,532
Net financial debt	2,512	1,813	1,428
Net financial debt/Shareholders' equity*	0.20	0.12	0.09

** Including minority interests*

Flat Carbon Steel

Revenues for the Flat Carbon Steel amounted to EUR 3,875 million for the third quarter 2005 compared to EUR 3,769 million for the same period 2004, increasing 6% on a comparable basis.

At EUR 644 million, compared to EUR 507 million for the third quarter 2004, **gross operating result**, generating a margin of 16.6% compared to a 2004 margin of 13.5%, shows a structural improvement despite a shipments decrease by 1.7 million tons compared to second quarter. This decrease was due to annual seasonal effects and to necessary adjustments to demand in an environment of sharp rise of raw materials costs and the impact of the Brazilian Real evolution against the dollar. Despite a noticeable contraction in general industry selling prices during the third quarter, average selling prices remain higher than last year except for Brazil where slab prices decreased substantially.

Gross operating result for the nine months up to September 30th, 2005 amounted to EUR 3,025 million compared with EUR 1,391 million for the same period of last year or a 22.3% margin compared to 12.1% respectively.

Quarterly operating result was EUR 428 million for the third quarter of 2005 versus EUR 348 million for the equivalent period last year, which corresponds to a 11.0% margin versus 9.2% respectively.

Operating result for the nine months amounted to EUR 2,392 million, a 17.7% margin compared to EUR 940 million for the same period of 2004, a 8.2% margin.

Shipments were 6,054 thousand tons for the third quarter compared to 6,031 thousand tons for the same period last year. CST was fully consolidated as of October 1st 2004 and accounts for 962 thousand tons for the third quarter of this year.

Crude steel production amounted to 6,546 thousand tons (excluding 1,199 thousand tons of CST) compared to 7,482 thousand tons for the third quarter 2004 reflecting both voluntary restraints to adjust to low demand and the closure of one blast furnace in Liège (Belgium).

Expansion of CST (50% or 2.5 million tons of flat carbon steel) is on time with a higher cost due to the Brazilian Real evolution against the US Dollar.

A new hot dip galvanizing line has recently been commissioned at Mardyck (France) comforting the positive product mix evolution of the flat carbon activity.

Long Carbon Steel

Revenues for the Long Carbon Steel activity reached EUR 1,758 million, compared with EUR 1,644 million for the third quarter of 2004, increasing 11.3% (on a comparable basis) reflecting a recovery compared to the first and second quarter.

Gross Operating result was EUR 380 million compared to EUR 409 million for the third quarter last year. All European activities except wire drawing have experienced improved volumes effect while activity in Americas was hit by lower overall exports pricing, the South American margins remaining stable at high levels on the domestic markets.

Gross operating result for the nine months up to September 30th 2005 amounted to EUR 1,036 million compared with EUR 947 million for the same period of last year

Quarterly operating result was EUR 313 million for the third quarter of 2005 versus EUR 379 million for the equivalent period last year, which corresponds to a 17.8% margin versus 23.1% respectively.

Operating result for the nine months reached EUR 831 million or a margin of 16.8% compared to EUR 819 million, or a margin of 17.9% for the same period last year.

Shipment for the third quarter were 1,798 thousand tons in Europe (which exclude divestments in Spain) and 1,178 thousand tons in Americas compared to 2,126 thousand tons and 1,149 thousand tons respectively for the same period last year. Shipments have strongly recovered in September in Europe.

Crude steel production amounted to 1,426 thousand tons in Europe compared to 1,859 thousand tons for the third quarter 2004 while production in Latin America was 1,162 thousand tons during the third quarter compared to 1,219 thousand tons for the same period last year.

Pursuing an active portfolio management and to take advantage of future growth prospects, the long carbon activity divested three processing mills in Spain (Azpeita, Lasao and Getafe) and acquired Huta Warszawa in Poland to produce approximately 700 thousand tons of long construction products.

Stainless Steel

Revenues for the Stainless Steel were EUR 854 million to be compared with EUR 1,017 million for the third quarter of 2004 (0.8% on a comparable basis).

Gross operating result was EUR 14 million compared to EUR 51 million for the third quarter 2004, as market conditions are not restoring and decreasing raw materials prices prevent apparent consumption to grow as there are remaining inventories.

Gross operating result for the nine months up to September 30th 2005 amounted to EUR 165 million compared with EUR 160 million for the same period of last year.

Quarterly operating result was EUR -9 million for the third quarter of 2005 versus EUR 8 million for the equivalent period last year, which corresponds to a -1.1% margin versus 0.8% respectively.

Operating result for the nine months reached EUR 50 million or a margin of 1.8% compared to EUR 50 million, or a margin of 1.5% for the same period last year.

Shipments were 274 thousand tons for the third quarter, compared to 450 thousand tons for the same period last year which included 96 thousand tons shipped by Industeel.

Crude steel production amounted to 328 thousand tons compared to 483 thousand tons for the third quarter 2004, reflecting the transfer of the specialty plate activity to the sector "others" (116 thousand tons produced by Industeel for the third quarter in 2004). Carinox, the new steel shop (1 million tons of annual capacity) is due to start ramp-up before year end.

A3S (Arcelor Steel Solutions & Services)

Revenues for the A3S sector were EUR 2,042 million for the third quarter compared to EUR 1,905 million for the third quarter last year, or a 9.6% increase on a comparable basis reflecting pressure on prices, mainly in Southern Europe. September with very low inventories confirms good activity and a recovery in shipments.

Gross operating result, at EUR 54 million (2.6% margin) reflects a good performance in a very difficult environment of sharp drop in orders and compares with EUR 128 million for the same period last year (6.7% margin). There was an important cash generation due to sharp working capital reduction.

Gross operating result for the nine months up to September 30th 2005 amounted to EUR 230 million compared with EUR 375 million for the same period of last year.

Quarterly operating result was EUR 52 million for the third quarter of 2005 versus EUR 106 million for the equivalent period last year, which corresponds to a 2.5% margin versus 5.6% respectively.

Operating result for the nine months reached EUR 158 million or a margin of 2.5% compared to EUR 294 million, or a margin of 5.0% for the same period last year.

Revenue, Gross Operating Result and Operating Result by activity

In millions of euros	**3rd quarter 2004 (3 months)**					**3rd Quarter 2005 (3 months)**				
	Revenue	**Gross Op. Result**	**%**	**Op. Result**	**%**	**Revenue**	**Gross Op. Result**	**%**	**Op. Result**	**%**
Flat Carbon Steel	3,769	507	*13.5*	348	*9.2*	3,875	644	*16.6*	428	*11.0*
Long Carbon Steel	1,644	409	*24.9*	379	*23.1*	1,758	380	*21.6*	313	*17.8*
Stainless, Alloys & Specialty Plates	1,017	51	*5.0*	8	*0.8*	854	14	*1.6*	-9	*-1.1*
A3S (Arcelor Steel Solutions & Services)	1,905	128	6.7	106	5.6	2,042	54	2.6	52	2.5
Others	*267*	*7*	*n.a.*	*-2*	*n.a.*	*501*	*28*	*n.a*	*14*	*n.a*
Intra-Group	*-1,450*	*-4*	*n.a.*	*-4*	*n.a.*	*-1,549*	*2*	*n.a*	*2*	*n.a*
Total	**7,152**	**1,098**	***15.4***	**835**	***11.7***	**7,481**	**1,122**	***15.0***	**800**	***10.7***

In millions of euros	September 30, 2004 (9 months)					September 30, 2005 (9 months)				
	Revenue	**Gross Op. Result**	**%**	**Op. Result**	**%**	**Revenue**	**Gross Op. Result**	**%**	**Op. Result**	**%**
Flat Carbon Steel	11,459	1,391	*12.1*	940	*8.2*	13,540	3,025	*22.3*	2,392	*17.7*
Long Carbon Steel	4,571	947	*20.7*	819	*17.9*	4,944	1,036	*21.0*	831	*16.8*
Stainless, Alloys & Specialty Plates	3,418	160	*4.7*	50	*1.5*	2,829	165	*5.8*	50	*1.8*
A3S (Arcelor Steel Solutions & Services)	5,902	375	*6.4*	294	*5.0*	6,445	230	*3.6*	158	*2.5*
Others	*799*	*4*		*-31*		*1,491*	*48*	[redacted]	*11*	[redacted]
Intra-Group	*-4,404*	*0*		*0*		*-4,990*	*1*	[redacted]	*1*	[redacted]
Total	**21,745**	**2,877**	***13.2***	**2,072**	***9.5***	**24,259**	**4,505**	***18.6***	**3,443**	***14.2***

Industry environment

During the first nine months of 2005 world production of steel has increased by 6.3% compared to the same period last year outgrowing a real consumption estimated between 3.5% and 5%.This led to a significant growth of inventories during the first half of 2005 after a sustained market over supply at the end of 2004.

For the first time in a long period, players around the world, excepting Asia, have adapted their shipments and subsequently their production in an effort to adjust closely to the needs of the markets. This clearly leads to a healthier situation with a sharp drop of inventories in North America and in Europe and a stabilisation of spot selling prices.

Business prospects

In this environment, order books for flat carbon products are improving and inventories are at normal levels. Good improvements are already observed for long carbon products where inventories are low. With imports remaining stable, apparent consumption should rebound to align with real consumption.

With the growth of Arcelor in Brazil and Argentina, the Group is now the number one Latin American player, and with the significant progress achieved by most of its European operations, Arcelor confirms that 2005 results will show a very strong performance and an ability to adapt to the cycles. The group will pursue its active and disciplined approach to external growth opportunities across the world, evaluating specific projects.

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the Group holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The Group, number one steel producer in Europe and Latin America, ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its

customers. Arcelor employs 94,000 associates in over 60 countries. The Group places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors, consumer demand, steel prices, economic conditions and other factors.

Arcelor prepares its consolidated financial information under International Financial Reporting standards (« IFRS ») since 2002. Revised IFRS standards are applicable as from 2005 in the perspective of the deadline fixed by the European Union. Those changes have had no impact on the Group consolidated financial position of the first three quarters of the year and should not have any significant impact on the Group consolidated financial position of the last quarter.

Investor Relations
Martine Hue:
+352 4792 2151
00 800 4792 4792 (toll-free number from EU and Switzerland)
+33 1 41 25 98 98
E-mail:
Investor.relations@arcelor.com

Arcelor S.A.
19, avenue de la Liberté
L–2930 Luxembourg
www.arcelor.com